Filed pursuant to Rule 433
Issuer Free Writing Prospectus, dated November 5, 2019
Supplementing the Preliminary Prospectus Supplement, dated November 5, 2019
Registration No. 333-221391-01

$750,000,000

Springleaf Finance Corporation

5.375% Senior Notes due 2029

This pricing supplement (this “Pricing Supplement”) is qualified in its entirety by reference to the preliminary prospectus supplement dated November 5, 2019 (the “Preliminary Prospectus Supplement”).

The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used but not defined herein shall have the meanings assigned to them in the Preliminary Prospectus Supplement.

Change in Size of Offering

The total offering size has been increased from $500 million to $750 million, which represents an increase of $250 million from the amount reflected in the Preliminary Prospectus Supplement. See “Changes to the Preliminary Prospectus Supplement” below.

$750,000,000 5.375% Senior Notes due 2029

Issuer:	Springleaf Finance Corporation

Aggregate Principal Amount:	$750,000,000

Title of Securities:	5.375% Senior Notes due 2029 (the “Notes”)

Maturity Date:	November 15, 2029

Offering Price:	100.000%, plus accrued interest from November 7, 2019

Coupon:	5.375%

Yield:	5.375%

Spread:	351 basis points

Benchmark Treasury:	1.625% UST due August 15, 2029

Gross Proceeds to Issuer:	$750,000,000

Net Proceeds to Issuer After Gross Spread:	$740,625,000

Gross Spread:	1.250%

Distribution:	SEC Registered

CUSIP and ISIN Numbers:	CUSIP: 85172F AR0 ISIN: US85172FAR01

Denominations:	$2,000 and integral multiples of $1,000

Interest Payment Dates:	May 15 and November 15

First Interest Payment Date:	May 15, 2020

Record Dates:	May 1 and November 1

Optional Redemption:
Except as set forth in the next two succeeding paragraphs, the Notes are not subject to redemption prior to the Stated Maturity, and there is no sinking fund for the Notes.

At any time or from time to time prior to May 15, 2029 (six months prior to the Stated Maturity of the Notes), the Issuer may redeem, at its option, all or part of the Notes upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) the Applicable Premium as of the date of redemption, plus (iii) accrued and unpaid interest on the Notes, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

In addition, at any time on or after May 15, 2029 (six months prior to the Stated Maturity of the Notes), the Issuer may redeem, at its option, all or part of the Notes upon not less than 30 nor more than 60 days’ prior notice (with a copy to the Trustee) at a redemption price equal to the sum of (i) 100% of the principal amount thereof, plus (ii) accrued and unpaid interest on the Notes, if any, to, but excluding, the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to any Note on any date of redemption, the excess, if any, as determined by the Issuer, of (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Note (excluding accrued but unpaid interest to the date of redemption) through May 15, 2029 (six months prior to the Stated Maturity of the Notes), discounted to the date of redemption on a semi-annual basis using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points; over (b) the principal amount of the Note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 15, 2029 (six months prior to the Stated Maturity of the Notes); provided, however, that if the period from the redemption date to May 15, 2029 (six months prior to the Stated Maturity of the Notes) is less than one year, the weekly average yield on actively traded United States Treasury securities adjusted to a constant maturity of one year will be used.

Joint Book-Running Managers:
RBC Capital Markets, LLC
Goldman Sachs & Co. LLC
SG Americas Securities, LLC
Mizuho Securities USA LLC
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citizens Capital Markets, Inc.
Deutsche Bank Securities Inc.
NatWest Markets Securities Inc.
Regions Securities LLC

Co-Managers:	Natixis Securities Americas LLC R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

Trade Date:	November 5, 2019

Settlement Date:	November 7, 2019 (T+2).

Ratings[1]:	Ba3 (Moody’s) / BB- (S&P) / BB+ (Kroll)

Changes to the Preliminary Prospectus Supplement

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

Offering Size and Use of Proceeds:
The total offering size has been increased from $500 million to $750 million, which represents an increase of $250 million from the amount reflected in the Preliminary Prospectus Supplement. The Issuer intends to use the net proceeds from this offering for general corporate purposes, which may include debt repurchases and repayments.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus and related Preliminary Prospectus Supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting RBC Capital Markets, LLC at (877) 280-1299 or Goldman Sachs & Co. LLC at (866) 471-2526 or Prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent it is inconsistent with the information in such Preliminary Prospectus Supplement or the accompanying prospectus.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.